



Harnessing the Powe
Molecular Technology to
Revolutionize Healthcare

Gen-Probe



Annual Report 2002

GEN-PROBE

Harnessing the power of molecular technology to revolutionize healthcare



Founded in 1983, Gen-Probe has become a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid test (NAT) products for diagnosing human diseases and for screening donated blood. To date, the company has received U.S. Food and Drug Administration (FDA) clearance or approval for more than 50 products that detect a wide variety of infectious microorganisms, including those causing sexually transmitted diseases, tuberculosis, strep throat, pneumonia and fungal infections. Extending its history of firsts, Gen-Probe developed and manufactures the first FDA-approved NAT blood screening assay for the simultaneous detection of human immunodeficiency virus type 1 (HIV-1) and hepatitis C virus (HCV), which together with its semi-automated test instrument is marketed by Chiron Corporation as the Procleix® System.

Consistent with Gen-Probe's mission of harnessing the power of molecular technology to revolutionize healthcare, the company is using its patented technologies to develop new, improved tests for detecting the West Nile virus, hepatitis B virus (HBV) and for the rapid identification of microorganisms such as those isolated from life-threatening blood infections.

Gen-Probe has 20 years of nucleic acid detection research and product development experience, and its products are used daily in clinical laboratories and blood testing centers throughout the world. Gen-Probe is headquartered in San Diego, California and has approximately 700 employees.

Gen-Probe Firsts

Gen-Probe pioneered the field of nucleic acid diagnostics and now holds leading positions in this rapidly growing industry. Below are highlights of some of the company's "firsts."

1985 **First FDA-cleared nucleic acid test (NAT) in the industry, which tests for Legionnaires' disease.**

1987 **First nucleic acid test in the industry for sexually transmitted disease (STD).**

1996 **First FDA-cleared amplified NAT assay for tuberculosis.**

2001 **First amplified STD assay to achieve equivalent performance with swab and urine samples.**

2002 **First FDA-licensed blood screening NAT assay for HIV-1 and HCV detection.**

Selected Financial Highlights

IN THOUSANDS EXCEPT PER SHARE DATA

FOR THE YEARS ENDED DECEMBER 31,	1999	2000	2001	2002
Total revenues	$ 117,522	$ 119,541	$ 129,731	$ 155,597
Product revenues	$ 95,969	$ 100,162	$ 104,233	$ 139,932
Operating income (loss)	$ 10,377	$ (1,960)	$ 4,051	$ 15,947
Net income (loss)	$ 6,711	$ (1,008)	$ 4,617	$ 13,007
Basic and diluted earnings per share	$ 0.28	$ (0.04)	$ 0.19	$ 0.55
Cash & short-term investments	$ 24,151	$ 12,584	$ 17,750	$ 107,960
Working capital	$ 30,523	$ 29,439	$ 29,765	$ 115,288
Total assets	$ 159,683	$ 156,612	$ 160,347	$ 258,157
Long-term debt, including current portion	$ 14,000	$ 14,000	$ 12,000	$ 0

Dear Stockholders,



AS WE CONTINUE the transition from a privately held subsidiary of a large Japanese pharmaceutical company to an independent, publicly held diagnostic biotechnology company, we are well positioned to achieve greater successes. Today, Gen-Probe is the largest, most successful independent company committed solely to the development of nucleic acid tests (NAT) — an industry we pioneered nearly 20 years ago.

I am delighted to report that 2002 was a very successful year for Gen-Probe, a year in which prior investments began producing significant financial growth. During the year, we successfully managed our spin-off from Chugai Pharmaceutical Co., Ltd., began trading on The Nasdaq Stock Market as an independent public company and achieved record revenues and earnings.

Very early in our development, we realized the potential that NAT, then in its infancy, could have on healthcare. We invested in research and development, flourished and became a global leader in this market. Since our founding, we have built a solid technical base to support prodigious growth. As an independent public company, Gen-Probe will continue offering innovative diagnostic products that provide accurate diagnosis of human disease in time to make a difference.

Just this past year, we accomplished two significant product milestones that are key revenue drivers. The first was the successful commercial launch of the APTIMA® Combo 2™ Assay, an amplified NAT assay for the simultaneous detection of *Chlamydia* infections and gonorrhea. This product, initially launched in August 2001, gained strong acceptance in the market this year. The second was the FDA-approval for the first amplified nucleic acid blood screening test for HIV-1 and HCV, along with the dedicated hardware and software, in February 2002. The assay and test system, developed and manufactured by Gen-Probe and marketed by Chiron Corporation as the Procleix® HIV-1/HCV Assay System, currently screens more than 75% of all donated blood in the United States and is currently used in 15 foreign countries.

SETTING THE STANDARD Gen-Probe continues to set the standard in NAT testing, which at 30% growth in recent years, is the fastest growing segment in the diagnostics industry.

Both of our key business areas, clinical diagnostics and blood screening, contributed significantly to

I am delighted to report that 2002 was a very successful year for Gen-Probe — a year in which prior investments began producing significant financial growth.

our record revenues and net income in 2002. Total revenues increased 20% to $155.6 million, compared to $129.7 million in 2001. Net income for 2002 increased more than 180% to $13 million, or $0.55 per share, compared to $4.6 million, or $0.19 per share, in 2001.

These revenues resulted from sales of over 50 innovative products and a broad and deep array of technologies promoted by an experienced direct sales force, strong strategic sales and marketing partners in selected product segments, and a team of our own experienced, dedicated marketing professionals. This combined expertise allows us, as a relatively small company in a field that is dominated by very large competitors, to compete aggressively and successfully. Additionally, as part of our effort to offer innovative products to our customers, we have established an extensive patent portfolio of over 330 patents that protect our proprietary technologies and products.

OUTLOOK FOR THE FUTURE NAT is rapidly transforming healthcare, and Gen-Probe is at the forefront of this movement. The technology detects genetic markers of pathogenic organisms, diseases, disease predisposition and individual response to specific therapy, allowing for improved diagnosis, prediction, monitoring and treatment. Our leadership position in NAT testing gives us an opportunity to capture future value even in industry segments where we do not currently participate. In 2005, the total NAT market is expected to grow to $5.4 billion, according to industry sources.

We anticipate expanding our clinical diagnostics product portfolio into new areas, such as viral load testing for disease management. Growth in our blood screening business will be driven by expansion of international market share for the Procleix Assay and by the introduction of new tests, such as the hepatitis B virus (HBV) blood screening test, which will be combined with Procleix into a single test. The test will be used to screen the blood supply for HIV-1, HCV and HBV in our global markets. We are also developing a stand-alone assay to detect the West Nile virus in donated blood.

We will continue to develop instrumentation and software that support our established product lines, and provide the superior technical service to our customers that has helped set us apart from the competition.

We believe the introduction of our fully automated TIGRIS™ Instrument System will facilitate growth in both our clinical diagnostics and blood screening markets. We anticipate entering clinical trials for the TIGRIS System in 2003 for both blood screening and clinical diagnostics, and expect to file a 510(k) application with the FDA for clinical diagnostics by the end of this year.

We are very proud of the Gen-Probe team and our accomplishments during 2002, and we are eager for you to become better acquainted with the people, the technologies and the products that make up Gen-Probe. Over the years, we have been able to attract the right people, challenge them, and reap the rewards of their successes. We will preserve and promote the entrepreneurial spirit, technological orientation and customer focus that has driven the growth and innovation of our company. Thank you for your interest and support.

Sincerely,



HENRY L. NORDHOFF
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

MARCH 25, 2003



Superior Technology

Over the past decade, major advances have been made in molecular diagnostics for infectious diseases. Many of these advances originated in the research laboratories of Gen-Probe and have changed the basic method of operation in microbiology laboratories around the world.

Gen-Probe has developed technologies that make NAT assays, hardware and software practical and effective for commercial use. These technologies, synergistically combined, form the foundation for Gen-Probe's revolutionary RNA and DNA probe tests. Briefly, these technologies include:

1) Targeting ribosomal RNA (rRNA)
2) Target capture technology
3) Transcription-Mediated Amplification technology (TMA)
4) Chemiluminescent detection using Hybridization Protection Assay and Dual Kinetic Assay technologies
5) Instrument systems

Traditional methods, such as cell culture, require the growth of a microorganism in a medium and can take several days or longer to provide a definitive diagnostic result. Immunoassays that measure the body's response to invasion by infectious agents take even longer because detectable antibodies often require weeks to develop. In contrast, Gen-Probe's tests, in which probes bind directly and specifically to nucleic acid sequences unique to the target organism, can usually identify an infecting pathogen in just a few hours.

Gen-Probe's test for tuberculosis, for example, reduced from weeks to hours the time needed to identify the bacterium that causes the disease. Gen-Probe's recently introduced APTIMA Combo 2 Assay for *Chlamydia trachomatis* (CT) and *Neisseria gonorrhoeae* (GC) improved the diagnosis of sexually transmitted disease by detecting these two most common bacterial causes in hours using a single method. To further differentiate the APTIMA assay and deliver user-friendly, ergonomic solutions to its customers, Gen-Probe designed a unique, penetrable sample cap (patent pending) that reduces both contamination and the risk of repetitive motion injuries that are caused by uncapping sample tubes.

TMA – ONE OF GEN-PROBE'S PREMIER TECHNOLOGIES The ability to detect extremely small numbers of genetic targets is required for NAT diagnostic tests. A significant accomplishment of Gen-Probe's research team is its proprietary nucleic acid amplification method known as Transcription-Mediated Amplification or TMA. Capable of amplifying selected portions of a single target molecule more than a billion fold in less than 30 minutes, TMA is a key component of some of the company's most important products, including its AMPLIFIED Mycobacterium Tuberculosis Direct (MTD) Test and its HIV-1/HCV blood screening assay. TMA is also used for target amplification in the APTIMA Combo 2 Assay which will help ensure that the company maintains its dominant position in the U.S. CT and GC testing markets.



TIGRIS INSTRUMENT SYSTEM

Gen-Probe is currently developing the TIGRIS System, which the company believes will be the first instrument to completely automate NAT testing. The TIGRIS System will integrate and automate all of the steps associated with the company's latest amplified NAT assays.

To address the high cost and scarcity of trained laboratory personnel, the TIGRIS System has been designed to process approximately 1,000 samples in a 12-hour shift, which should significantly reduce the time and labor required for laboratories to run Gen-Probe's assays. In addition, it will enable the blood screening market to move to smaller pool sizes.

"A fully automated analysis system, such as the TIGRIS System, will maximize specimen throughput and provide the rapid sample turnaround times that can address our clients' needs," stated Edward W. Hook III, MD, Professor of Medicine and Epidemiology at the University of Alabama at Birmingham (UAB), Director of UAB's Center for Social Medicine and STDs.



The company completed customer evaluation testing, also known as "beta" testing, for the TIGRIS System in 2002 and plans to enter clinical trials in blood screening and clinical diagnostics and submit a 510(k) application to the FDA for diagnostic use by the end of 2003.

"The combination of TIGRIS and APTIMA Combo 2 provided us with outstanding performance with respect to both sensitivity and specificity during beta testing, and we look forward to its commercialization. Gen-Probe's leadership in the high volume testing of clinical samples continues to advance the use of DNA amplification tests for the diagnosis of STDs," continued Dr. Hook.

For the clinical diagnostics market, the TIGRIS System will provide laboratories with tremendous economies of scale, increasing throughput while decreasing labor costs and ensuring the utmost integrity in test processing.

The TIGRIS System is just another example of Gen-Probe's superior technology enabling high quality products that advance human healthcare.



CUSTOMER SERVICE

In the clinical diagnostics market, Gen-Probe competes against a few very large companies. According to company-conducted market research, one of the reasons clinical laboratories select a supplier is the level of customer service that is provided.



"We seek a supplier that not only has the technology solution, but one that also provides value-added services, such as training on how to use the product correctly," said Dr. Barbara Body, Associate Vice President and National Director of Microbiology at Laboratory Corporation of America (LabCorp).

To set itself apart, Gen-Probe strives to provide not only the best technology and superior products, but also to deliver the best customer service in this market.

Dr. Body continued, "We find the Gen-Probe team extremely knowledgeable, responsive and proactive in their level of support, which truly makes them stand out as an organization. Gen-Probe would be an organization that we look to because of the level of service they provide."

This strategy has obviously paid off for Gen-Probe. The company sells direct to all of the major diagnostics laboratories, including large reference laboratories, public health facilities and hospitals throughout the United States and Canada, and has the leadership position in the diagnosis of *Chlamydia* infections and gonorrhea.





Clinical Diagnostics

Since the first FDA-cleared nucleic acid testing product in 1985, Gen-Probe has developed and commercialized more than 50 products for the diagnostics market.

Gen-Probe's clinical diagnostics products test for microorganisms that cause a range of human diseases, including tuberculosis, strep throat, pneumonia and sexually transmitted diseases (STDs). Compared to traditional methods, nucleic acid testing offers better performance, shorter testing times and objective results that do not require interpretation by highly trained laboratory technicians. Gen-Probe's products enable clinicians to provide patients with more accurate and consistent treatment and higher-quality healthcare.

Gen-Probe has applied its core technologies to develop multiple product lines and is the only company to provide customers with the appropriate solution for STD testing by offering both non-amplified and amplified nucleic acid tests. This competitive advantage has allowed Gen-Probe to establish a market-leading position in NAT assays for the detection of *Chlamydia* infections and gonorrhea.

Gen-Probe is also applying its technology to develop new and improved tests for existing indications. The APTIMA Combo 2 Assay, for example, was introduced to meet market demand for amplified assays for *Chlamydia* infections and gonorrhea. A longer-term growth driver for our clinical diagnostics business will be a quantitative HCV assay. This assay will allow doctors to determine the amount of virus in a patient (viral load). This precise information will enable doctors to better manage this disease in patients and develop patient-specific treatment regimens. Following the November 2002 launch of the Qualitative HCV Assay, which is marketed by Bayer Corporation under the VERSANT® trademark, the company is evaluating development of a quantitative HCV assay.

Along with the introduction of new products for existing indications, Gen-Probe is continuously identifying opportunities to apply nucleic acid testing to emerging markets. The company is currently evaluating or developing assays that target additional infectious diseases in potential markets, including HBV, food pathogens, hepatitis A virus and parvo B-19. Screens for cancer and for use in pharmacogenomics are also in the company's vision for the future.

According to industry sources, in 2001 Gen-Probe held approximately 10% of the global NAT infectious disease market; approximately 52% of the U.S. chlamydia and gonorrhea testing market; and 72% of the U.S. tuberculosis testing market. Currently, Gen-Probe's family of products offer the greatest number of solutions for low-, medium-, and high-volume laboratories.

Blood Screening Targets


HIV
HCV
HBV
WNV
Parvo B-19
HAV

Blood Screening

We believe the field of blood screening is one of the fastest growing areas for NAT testing, and our HIV-1/ HCV Assay represents a significant enhancement to the safety of the blood supply.

Worldwide, there are approximately 75 million units of blood donated for transfusions each year. Together, Gen-Probe and Chiron hold more than 75% of the U.S. blood screening market, and expansion of the blood screening business internationally is a driver of growth.

In 2002, Gen-Probe received approval of its Biologics License Application for the first FDA-approved nucleic acid test for HIV-1 and HCV in donated human blood. This assay was researched, developed, taken through the regulatory process and is manufactured by Gen-Probe. It is marketed by Chiron Corporation as the Procleix HIV-1/HCV Assay to the American Red Cross, America's Blood Centers affiliates, the Association of Independent Blood Centers and the U.S. military. The assay is also currently approved and used in 15 foreign countries.

A clear advantage of the company's HIV-1/HCV assay is its ability to amplify and detect the nucleic acid material of viruses rather than waiting for the development of detectable antibodies. According to the Centers for Disease Control and Prevention (CDC), NAT will reduce the window period for HIV-1 detection from 22 days for tests relying on HIV-1 antibodies to 12 days. The company believes that NAT reduces the window period for HCV detection from about 70 days for tests relying on HCV antibodies to approximately 10-14 days. In the U.S. alone, approximately 13 million units of blood are donated each year, and approximately 10 million units are screened with the Procleix System.

In 2003, there are several opportunities for Gen-Probe to expand its position in this market. Commercial pricing for the HIV-1/HCV assay in the United States was not realized until the second quarter of 2002, therefore in 2003 the company will benefit from an entire year of commercial pricing. Additionally, the company expects the introduction of this assay in emerging international markets will be an important growth driver.

Gen-Probe is currently developing additional assays for the blood screening market, including an assay for the hepatitis B virus that will be combined in one test with the HIV-1/HCV assay, called the Procleix® Ultrio™ Assay. Gen-Probe is also working on an assay to detect a newer threat to the health and welfare of our country — the West Nile virus (WNV). Gen-Probe has received a total of $3.47 million to date in contract funding from the National Heart, Lung, and Blood Institute of the National Institutes of Health to develop a NAT assay for the detection of WNV in donated blood and organs.



PROCLEIX SYSTEM

Gen-Probe has added a significant layer of safety to the nation's blood supply with the development and recent approval in the United States of the first nucleic acid blood screening test for HIV-1 and HCV, called the Procleix System. The company first introduced this test three years ago as part of the clinical trial for the product.

"During the assay's initial three years of use, over 36 million donations were screened and Gen-Probe's assay identified 125 blood donations that were HCV positive and 10 blood donations that were HIV positive. These are units of blood that were missed by existing serologic screening technologies, since all of these donations were reported to be antibody negative," commented Dr. Michael Busch, MD, PhD, Vice President, Research, Blood Centers of the Pacific and Blood Systems, Inc. and Professor of Laboratory Medicine, University of California, San Francisco.



Every unit of donated blood can be divided into up to three components prior to transfusion – one person may receive the red blood cells, while someone else may receive the plasma and/or platelets.

Dr. Bush continued, "The introduction of Gen-Probe's nucleic acid test for HIV-1 and HCV has been a major safety advance for the blood banking industry. In just the first three years of its use, this product has spared several hundred people who would have otherwise been transfused with infected blood components."

The following financial information should be read in conjunction with the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

GEN-PROBE INCORPORATED

Consolidated Income Statements

IN THOUSANDS EXCEPT PER SHARE DATA	DECEMBER 31, 2001	2002
Revenues:		
Product sales	$ 104,233	$ 139,932
Collaborative research revenue	20,203	11,032
Royalty and license revenue	5,295	4,633
Total revenues	129,731	155,597
Operating expenses:		
Cost of product sales	38,954	53,411
Research and development	53,967	46,709
Marketing and sales	16,247	18,199
General and administrative	15,564	20,995
Amortization of intangible assets	948	336
Total operating expenses	125,680	139,650
Income from operations	4,051	15,947
Other income (expenses)		
Interest income	482	906
Interest expense	(1,012)	(633)
Other income (expense), net	6	3,238
Total other income (expenses)	(524)	3,511
Income before income taxes	3,527	19,458
Income tax expense (benefit)	(1,090)	5,710
Income before extraordinary loss	4,617	13,748
Extraordinary loss, net of tax	–	(741)
Net income	$ 4,617	$ 13,007
Basic and diluted earnings per share:		
Income before extraordinary loss	$ 0.19	$ 0.58
Extraordinary loss, net of tax	–	(0.03)
Net income	$ 0.19	$ 0.55
Weighted average shares outstanding:		
Basic	23,800	23,800
Diluted	23,803	23,805

Certain prior year amounts have been reclassified to conform with the current year presentation.

GEN-PROBE INCORPORATED

Consolidated Balance Sheets

IN THOUSANDS EXCEPT PER SHARE DATA	DECEMBER 31, 2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,750	$ 43,118
Short-term investments	–	64,842
Trade accounts receivable, net of allowance for doubtful accounts of $824 in 2001 and $787 in 2002	11,101	11,891
Accounts receivable - other	5,129	1,024
Accounts receivable from related parties	409	–
Income taxes receivable	2,457	–
Inventories	11,004	12,928
Deferred income taxes	3,231	7,178
Prepaid expenses and other current assets	5,754	5,114
Total current assets	56,835	146,095
Property, plant and equipment, net	60,094	65,870
Capitalized software	19,791	22,802
Goodwill, net of accumulated amortization of $7,677	17,224	18,621
Other assets	6,403	4,769
Total assets	$ 160,347	$ 258,157
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,090	$ 8,138
Accounts payable to related parties	–	10
Accrued salaries and employee benefits	7,041	8,961
Other accrued expenses	4,727	6,598
Deferred revenue	5,212	7,100
Current portion of long-term debt	2,000	–
Total current liabilities	27,070	30,807
Long-term debt	10,000	–
Deferred income taxes	173	5,112
Deferred revenue	7,000	6,333
Deferred rent	297	327
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value per share, 20,000 shares authorized, none issued and outstanding	–	–
Common stock, $.0001 par value per share; 100,000 shares authorized, 23,800 shares issued and outstanding	2	2
Additional paid-in capital	106,103	192,627
Accumulated other comprehensive income	60	300
Retained earnings	9,642	22,649
Total stockholders' equity	115,807	215,578
Total liabilities and stockholders' equity	$ 160,347	$ 258,157

GEN-PROBE INCORPORATED

Corporate Management


1
2
3
4
5
6
7
8
9

EXECUTIVE COMMITTEE

8 Henry L. Nordhoff
Chairman, President and Chief Executive Officer

6 Niall M. Conway
Executive Vice President Sales and Operations

9 James H. Godsey, PhD
Executive Vice President Development

7 Daniel L. Kacian, PhD, MD
Executive Vice President and Chief Scientist

2 R. William Bowen
Vice President General Counsel and Secretary

1 Glen Paul Freiberg, RAC
Vice President Regulatory, Quality and Government Affairs

5 Larry T. Mimms, PhD
Vice President Strategic Planning and Business Development

3 Herm Rosenman
Vice President Finance and Chief Financial Officer

4 Robin Vedova
Vice President Administration

VICE PRESIDENTS

Paul E. Gargan, PhD
Business Development

Gurney I. Lashley
Supply Chain Management

Mathew Longiaru, PhD
Product Development

Lynda A. Merrill
Marketing and Sales

Peter R. Shearer
Intellectual Property

BOARD OF DIRECTORS

Henry L. Nordhoff
Chairman, President and Chief Executive Officer

Raymond V. Dittamore
Former Partner
Ernst & Young LLP

Armin M. Kessler
Former Chief Operating Officer
Hoffman-LaRoche

Kiyoshi Kurokawa, MD, MACP
Director of the Institute of Medical Sciences
Tokai University

Gerald D. Laubach, PhD
Former President
Pfizer Inc.

Brian A. McNamee, MBBS
Chief Executive Officer and Managing Director
CSL Ltd.

Phillip M. Schneider
Former Chief Financial Officer
IDEC Pharmaceutical Corp.

Abraham D. Sofaer
George P. Schultz Distinguished Scholar and Senior Fellow
The Hoover Institution
Stanford University

HEADQUARTERS

Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, California 92121
www.gen-probe.com

STOCK LISTING

Gen-Probe is listed on The Nasdaq Stock Market under the symbol GPRO

INDEPENDENT AUDITORS

Ernst & Young LLP
501 West Broadway
Suite 1100
San Diego, California 92101

INDEPENDENT COUNSEL

Latham & Watkins LLP
12636 High Bluff Drive
Suite 300
San Diego, California 92130

TRANSFER AGENT

Communications concerning transfer requirements, lost certificates and change of address should be directed to:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Domestic: 800-903-1224
International: 201-329-8728
Japanese Language: 201-329-8453
Toll-Free from Japan: 00531-11-4916

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., May 29, 2003 at the company's San Diego facility, 10210 Genetic Center Drive, San Diego, California. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent to each stockholder of record as of April 15, 2003.

REQUESTS FOR INFORMATION

Gen-Probe invites stockholders, security analysts, representatives of portfolio management firms and other interested parties to contact:

Investor Relations
Gen-Probe Incorporated
10210 Genetic Center Drive
Phone: 858-410-8673
Fax: 858-410-8625
Email: IR@gen-probe.com

Forward-Looking Statements

This annual report includes forward-looking statements related to our business prospects. Any statements in this annual report about our expectations, beliefs, plans, objectives, assumptions or future events or performance, including those in the Chairman's letter to stockholders and under the headings including "Superior Technology," "Clinical Diagnostics" and "Blood Screening" are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan," and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to: (i) the possibility that the market for the sale of our new products, such as the APTIMA Combo 2 assay, may not develop as expected, (ii) the enhancement of existing products and the development of new products may not proceed as planned, (iii) we may not be able to attract and retain key employees, (iv) we may not be able to compete effectively, (v) we may not be able to maintain our current corporate collaborations and enter into new corporate collaborations, (vi) we may not be able to complete development of our TIGRIS instrument, (vii) we are dependent on Chiron Corporation and other third parties for the distribution of some of our products, (viii) we are dependent on a small number of customers, contract manufacturers and single source suppliers of raw materials, (ix) changes in third-party reimbursement policies regarding our products could adversely affect sales of our products, (x) changes in government regulation affecting our diagnostic products could harm our sales and increase our development costs, and (xi) our involvement in patent and other intellectual property litigation could be expensive and could divert management's attention. For additional information about risks and uncertainties we face, please see "Item 1. Business-Risk Factors" in the Annual Report on Form 10-K we filed with the SEC on March 24, 2003, a copy of which is included with this annual report, and similar disclosure in our subsequent filings with the SEC. We assume no obligation and expressly disclaim any duty to update any forward-looking statement to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.


GEN-PROBE

10210 Genetic Center Drive

San Diego, California 92121

www.gen-probe.com